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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                               (AMENDMENT NO. 3)

                       TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                          UNIMED PHARMACEUTICALS, INC.
                           (NAME OF SUBJECT COMPANY)

                                  SOLVAY S.A.
                              SOLVAY AMERICA, INC.
                          SOLVAY PHARMACEUTICALS, INC.
                          UTAH ACQUISITION CORPORATION
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.25 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  904801 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               JEFFREY D. LINTON
               VICE PRESIDENT, LAW, GOVERNMENT AND PUBLIC AFFAIRS
                          SOLVAY PHARMACEUTICALS, INC.
                                901 SAWYER ROAD
                            MARIETTA, GEORGIA 30062
                                 (770) 578-9000

                                 WITH COPY TO:

                                 EARL D. WEINER
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000
           (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

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     This Amendment No. 3 - Final Amendment (the "Final Amendment") amends and supplements and constitutes the final amendment to the Tender Offer Statement on
Schedule 14D-1 filed on June 17, 1999 (as amended prior to the date hereof, the "Schedule 14D-1") by Solvay S.A., a Belgian societe anonyme ("Parent"), Solvay America, Inc., a Delaware corporation ("Solvay America") and a direct wholly owned subsidiary of Parent, Solvay Pharmaceuticals, Inc., a Georgia corporation ("Purchaser") and a direct wholly owned subsidiary of Solvay America, and Utah Acquisition Corporation, a Delaware corporation ("Merger Sub") and a direct wholly owned subsidiary of Purchaser, with respect to Merger Sub's offer to purchase all of the outstanding shares of Common Stock, par value $.25 per share (the "Common Stock"), of Unimed Pharmaceuticals, Inc., a Delaware corporation (the "Company"), including the associated rights (the "Rights") issued pursuant to the Rights Agreement, dated as of June 16, 1997, as amended as of June 11, 1999, between the Company and Harris Trust and Savings Bank, as Rights Agent (the Common Stock and the Rights together are referred to herein as the "Shares"), at $12.00 per Share, net to the seller in cash (but subject to any applicable tax withholdings), on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 1999 (as amended prior to the date hereof, the "Offer to Purchase") and in the related Letter of Transmittal (which collectively, together with any amendments or supplements thereto, constitute the "Offer"), which were filed as Exhibits 1 and 2 to the Schedule 14D-1, respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     Item 1 is hereby amended and supplemented as follows:

     The Offer expired at 12:00 Midnight, New York City Time, on Monday, July 19, 1999.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5 is hereby amended and supplemented as follows:

     As soon as practicable, Purchaser (i) intends to seek to procure the making of an application to the Nasdaq for the Shares to be delisted from the Nasdaq National Market and (ii) will take measures to cause the termination of the registration of the Shares under the Exchange Act. Purchaser will acquire the remaining Shares of the Company pursuant to the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 is hereby amended and supplemented as follows:

     At 12:00 Midnight, New York City time, on Monday, July 19, 1999, the Offer expired. Based on preliminary information provided by the Depositary, Purchaser reported that as of the expiration of the Offer, 8,869,843 Shares were properly tendered and not withdrawn pursuant to the Offer. The Shares tendered include 19,456 Shares tendered pursuant to Notices of Guaranteed Delivery. Purchaser has accepted for payment, 8,869,843 Shares at the purchase price of $12.00 per Share in cash and will pay for all such accepted Shares promptly. As a result of the consummation of the Offer, Purchaser owns over 95% of the outstanding Shares. A copy of Solvay Pharmaceuticals' press release announcing such termination of the tender offer has been filed as Exhibit 17 to this Final Amendment and is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended to add the following:

     (17) Press release issued by Solvay Pharmaceuticals, Inc. on July 20, 1999.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 1999

                                          SOLVAY S.A.

                                          By: /s/ JURGEN ERNST

                                            ------------------------------------
                                            Name: Jurgen Ernst
                                            Title:  Director
                                                Member of the Executive
                                                    Committee

                                          By: /s/ RENE DEGREVE

                                            ------------------------------------
                                            Name: Rene Degreve
                                            Title:  Director
                                                Member of the Executive
                                                    Committee

                                          SOLVAY AMERICA, INC.

                                          By: /s/ PHILIP UHRHAN

                                            ------------------------------------
                                            Name: Philip Uhrhan
                                            Title:  VP Finance

                                          SOLVAY PHARMACEUTICALS, INC.

                                          By: /s/ ROBERT A. SOLHEIM

                                            ------------------------------------
                                            Name: Robert A. Solheim
                                            Title:  Vice President, Finance &
                                                    Administration

                                          UTAH ACQUISITION CORPORATION

                                          By: /s/ JEFFREY D. LINTON

                                            ------------------------------------
                                            Name: Jeffrey D. Linton
                                            Title:  Vice President

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                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
(17)      Press release issued by Solvay Pharmaceuticals, Inc. on July
          20, 1999.
